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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

AAR CORP.
(Name of Subject Company (Issuer))

AAR CORP.
(Name of Filing Person (Issuer))

1.75% Convertible Senior Notes due 2026
(Title of Class of Securities)

000361 AG 0 and 000361 AH 8
(CUSIP Numbers of Class of Securities)

Robert J. Regan, Esq.	with copy to:
Vice President and General Counsel	James J. Junewicz
AAR CORP.	Winston & Strawn LLP
One AAR Place	35 W. Wacker Drive
1100 N. Wood Dale Road	Chicago, Illinois 60601
Wood Dale, Illinois 60191	(312) 558-5257
(630) 227-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$88,135,000	$12,021.62

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 1.75% Convertible Senior Notes due 2026 (the "Securities"), as described herein, is $1,000 per $1,000 principal amount outstanding. As of January 3, 2013 there was $88,135,000 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $88,135,000 (excluding accrued but unpaid interest).

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        As required by, and pursuant to the terms of and subject to the conditions set forth in, the Indenture, dated as of February 1, 2006 (the "Indenture"), between AAR CORP., a Delaware corporation (the "Company"), and U.S. Bank National Association, as trustee (the "Trustee"), for the Company's 1.75% Convertible Senior Notes due 2026 (the "Securities"), this Tender Offer Statement on Schedule TO ("Schedule TO") is filed by the Company with respect to the right of each holder (the "Holder") of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company's Put Right Purchase Offer to Holders of 1.75% Convertible Senior Notes due 2026, dated January 3, 2013 (the "Put Right Purchase Offer"), and the related notice materials filed as exhibits to this Schedule TO (which Put Right Purchase Offer and related notice materials, as amended or supplemented from time to time, collectively constitute the "Put Option").

        This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

        The Company is the issuer of the Securities and is obligated to purchase all of the Securities properly tendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into shares of common stock, $1.00 par value per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191 and the telephone number there is (630) 227-2000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10.    Financial Statements.

        (a)   Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company's financial condition is not material to a holder's decision whether to put the Securities to the Company because (i) the consideration being paid to holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

        (b)   Not applicable.

        (c)   Not applicable.

Item 11.    Additional Information.

        (a)   Not applicable.

        (b)   Not applicable.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Put Right Purchase Offer to Holders of 1.75% Convertible Senior Notes due 2026, dated January 3, 2013.
(a)(1)(B)	Notice of Repurchase.
(a)(1)(C)	Option of Holder to Elect Purchase.
(a)(5)	Press release issued by the Company on January 3, 2013.

(b)	Not applicable.
(d)(1)
Indenture, dated as of February 1, 2006, between the Company, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2006).
(d)(2)	Agreement Regarding 1.75% Convertible Senior Notes due 2026 owned by Osterweis Strategic Fund.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AAR CORP.
By:	/s/ ROBERT J. REGAN
	Name:	Robert J. Regan
	Title:	Vice President, General Counsel and Secretary
	Dated:	January 3, 2013

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Put Right Purchase Offer to Holders of 1.75% Convertible Senior Notes due 2026, dated January 3, 2013.
(a)(1)(B)	Notice of Repurchase.
(a)(1)(C)	Option of Holder to Elect Purchase.
(a)(5)	Press release issued by the Company on January 3, 2013.
(b)	Not applicable.
(d)(1)
Indenture, dated as of February 1, 2006, between the Company, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2006).
(d)(2)	Agreement Regarding 1.75% Convertible Senior Notes due 2026 owned by Osterweis Strategic Fund.
(g)	Not applicable.
(h)	Not applicable.

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  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX